Exhibit 1.01

CONFLICT MINERALS DISCLOSURE AND REPORT

of Semiconductor Manufacturing International Corporation

Introduction

This is the Conflict Minerals Report prepared by Semiconductor Manufacturing International Corporation (“SMIC”) for the calendar year ended December 31, 2016, in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Exchange Act”). Please refer to Rule 13p-1, Form SD, and the 1934 Act Release No. 34-67716 (collectively, the “Rules”) for definitions to the terms in this Report, unless otherwise defined herein.

Company Overview

This section describes operations of all majority-owned subsidiaries and variable interest entities of SMIC that are required to be consolidated pursuant to applicable accounting principles. SMIC is the largest and the most advanced semiconductor foundry in mainland China. We operate wafer fabrication facilities (“fab”) in China, including facilities at Beijing, Shanghai, Tianjin and Shenzhen. In 2016, SMIC acquired majority shares of LFoundry, a 200mm fab in Avezzano, Italy. As of December 31, 2016, SMIC had a total of 223kWPM (thousands Wafers Per Month) 200mm (8”) and 75kWPM 300mm (12”) installed capacities. SMIC was incorporated as an exempted company under the laws of the Cayman Islands on April 3, 2000. Our legal name is Semiconductor Manufacturing International Corporation. Our principal place of business is 18 Zhangjiang Road, Pudong New Area, Shanghai, China, 201203.

We provide integrated circuit (“IC”) foundry and technology services at 0.35-micron to 28-nanometer. Headquartered in Shanghai, China, we position ourselves as the most advanced and diversified foundry in mainland China to address the semiconductor needs in mainland China. Currently, we have both a 300mm fab and a 200mm fab in Shanghai; a 300mm fab and a majority-owned 300mm fab for advanced nodes in Beijing; a 200mm fab in Tianjin and Shenzhen respectively; and a majority-owned joint-venture 300mm bumping facility in Jiangyin. In addition, SMIC has a majority-owned 200mm fab in Italy. We also have marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, as well as a representative office in Hong Kong. We have a global and diversified customer base that includes some of the world’s leading integrated device manufacturers (IDMs) and fabless semiconductor companies.

Item 1: SMIC Conflict Minerals Program Overview

In accordance with the Rules, SMIC undertook reasonable country of origin inquiries (“RCOI”) and due diligence measures to determine the conflict minerals status of the necessary conflict minerals used in its semiconductor products. In conducting these measures, SMIC adopted and implemented the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict Affected and High-Risk Areas (“OECD Framework”), an internationally recognized framework.

A.	Reasonable Country of Origin Inquiry

SMIC took several steps and measures in conducting its RCOI.

First, SMIC continuously monitored and identified any and all conflict minerals being procured for use in its products, as well as the supplier companies of those minerals. We made sure that all purchases of conflict minerals were made under the supervision of trained and actively participating personnel in our Conflict Minerals compliance program.

During this reporting period, all of the relevant suppliers were individually contacted. In these communications, we reiterated SMIC’s commitment to conflict-free sourcing, as well as our mandatory requirements for each supplier, including that each such supplier should issue to SMIC an updated CFSI Conflict Minerals Reporting Template (“Template”), to be further updated in regular intervals or as needed to ensure SMIC possesses updated and accurate information, identifying the countries of origin.

All suppliers issued to SMIC the completed Templates.

B.	Due Diligence

SMIC took several steps and measures in conducting due diligence and/or implementing OECD Framework.

First, SMIC adopted, and made publicly available on the SMIC website, the SMIC “DRC Conflict-Free” supply chain policy, articulating SMIC’s risk mitigation procedures whereby suppliers are subject to a suspension or permanent termination of procurement if the supplier is found to be non-compliant.

Additionally, SMIC communicated with all relevant suppliers, explaining the requirements that in addition to issuing the mandatory documents stated above, the suppliers shall (i) adopt a Conflict Minerals policy and due diligence framework based on the OECD Framework; (ii) require their suppliers to adopt a Conflict Minerals policy and due diligence framework based on the OECD Framework; and (iii) exclusively source conflict minerals from smelters on the CFSI Conflict-Free Smelter (“CFS”) Program’s Compliant Smelter list (as available), and (iv) provide supporting documents relating to the suppliers’ continued compliance with the aforementioned requirements.

Once SMIC collected the supporting information from suppliers, SMIC conducted a review of the information, looking for inconsistencies or inaccuracies within the documents, as well as comparing the information to that provided by the CFS Program, in order to discover any potential areas of concern.

Regarding new suppliers of conflict minerals, SMIC developed, implemented, and maintained standard operating procedures for screening such new suppliers, whereby all such new suppliers are required to provide documentation demonstrating their compliance with conflict minerals rules before being approved for material procurement.

Finally, SMIC has binding language in all purchase orders of conflict minerals, mandating that the purchase order be fulfilled by the supplier only on the condition that the material supplied will not support conflict in the covered countries.

Item 2: Future Due Diligence Measures

Looking ahead, SMIC intends to implement measures to continue improving the conflict minerals due diligence measures.

First, SMIC shall continue working with all smelters, primarily via direct suppliers only, but also through direct contact as necessary, to request that all smelters either renew CFS certification or immediately begin participation in the CFS Program, as the case may be.

Second, SMIC shall continue working with direct suppliers to ensure the entire SMIC supply chain is accurately mapped out and compliance measures are continuing to be implemented throughout the supply chain.

Item 3: Product Description

SMIC provides IC foundry and technology products and services at 0.35-micron to 28-nanometer. SMIC’s products include logic (including generic, low-leakage), Mixed-Signal/RF, ULP(Ultra-Low-Power) devices, high-voltage/BCD, IGBT, non-volatile memory (NVM, such as NOR Flash, NAND Flash, and emerging memories), embedded NVM (eNVM such as eFlash, eEE-PROM, OTPROM), Display Driver IC (DDIC), Touch Control IC (TCIC), CMOS Image Sensors (CIS), Fingerprint Sensors, MEMS, TSV/3DIC, WLSCP, and back-end wafer bumping services; contain necessary conflict minerals.

As a result of SMIC’s RCOI and due diligence efforts, an aggregate of 100% of the suppliers identified a total of 26 smelters and refiners from which conflict minerals may have been sourced, based solely on the country location of the smelters and refiners. Based on SMIC’s due diligence efforts, the company believes 100% of the smelters and refiners have been certified by the CFSI’s CFS Program. We believe our smelters and refiners were based in the following countries: Australia, Bolivia, Brazil, Burundi, Canada, China, Democratic Republic of Congo, Ethiopia, India, Japan, Mozambique, Namibia, Nigeria, Rwanda, Sierra Leone, USA and Zimbabwe. This information is derived from information made available by the CFSI to its members. Because the CFSI generally does not indicate individual countries of origin of the conflict minerals, we were not able to determine the countries of origin of the conflict minerals processed by the smelters and refiners described above with greater specificity. In addition, for some of the smelters and refiners described above, country of origin information is not disclosed. We were not able to determine the countries of origin of the conflict minerals processed by the smelters and refiners described above that are not certified by CFSI.